UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

FIVE POINT HOLDINGS, LLC
(Name of Issuer)
Class A Common Shares, no par value
(Title of Class of Securities)
33833Q106
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

SCHEDULE 13G
CUSIP No. : 33833Q106	Page 2 of 12 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	9,877,096
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	9,877,096
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,877,096
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.85%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G
CUSIP No. : 33833Q106	Page 3 of 12 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	9,877,096
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	9,877,096
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,877,096
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.85%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. : 33833Q106	Page 4 of 12 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	9,877,096
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	9,877,096
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,877,096
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.85%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G
CUSIP No. : 33833Q106	Page 5 of 12 Pages

1.	Names of Reporting Persons. ACMO REL HOLDINGS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	6,635,627
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	6,635,627
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,635,627
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.65%
12.	Type of Reporting Person: OO

SCHEDULE 13G
CUSIP No. : 33833Q106	Page 6 of 12 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,241,469
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,241,469
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,241,469
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.20%
12.	Type of Reporting Person: OO

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Five Point Holdings, LLC (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25 Enterprise, Suite 300, Aliso Viejo, CA 92656

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. (“Capital Group”);
ii)	Anchorage Advisors Management, L.L.C. (“Management”);
iii)	Kevin M. Ulrich (“Mr. Ulrich”);
iv)	ACMO REL Holdings, L.L.C. (“REL”); and
v)	Anchorage Capital Partners, L.P. (“ACP”).

This statement relates to Shares (as defined herein) held for the accounts of REL and ACP.  Capital Group is the investment advisor to each of REL and ACP.  Management is the sole managing member of Capital Group.  Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

i)	Capital Group is a Delaware limited liability company;
ii)	Management is a Delaware limited liability company;
iii)	Mr. Ulrich is a citizen of Canada;
iv)	REL is a Delaware limited liability company; and
v)	ACP is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Class A Common Shares, no par value (“Shares”)

Item 2(e).	CUSIP Number:

33833Q106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 8 of 12 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2017, each of Capital Group, Management and Mr. Ulrich may be deemed the beneficial owner of 9,877,096 Shares.  This amount includes (1) 6,635,627 Shares held for the account of REL and (2) 3,241,469 Shares held for the account of ACP.

Item 4(b)	Percent of Class:

As of December 31, 2017, each of Capital Group, Management and Mr. Ulrich may be deemed the beneficial owner of approximately 15.85% of Shares outstanding, REL may be deemed the beneficial owner of approximately 10.65% of Shares outstanding, and ACP may be deemed the beneficial owner of approximately 5.20% of Shares outstanding. (There were 62,314,850 Shares outstanding as of October 31, 2017, according to the Issuer’s quarterly report on Form 10-Q, filed November 13 2017.)

Item 4(c)	Number of Shares of which such person has:

Each of Capital Group, Management and Mr. Ulrich
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	9,877,096
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	9,877,096

REL
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	6,635,627
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	6,635,627

ACP
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,241,469
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,241,469

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Page 9 of 12 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ACMO REL HOLDINGS, L.L.C.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

ANCHORAGE CAPITAL PARTNERS, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

February 14, 2018

Page 11 of 12 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	12

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Class A Common Shares of Five Point Holdings, LLC dated as of February 14, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended..

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ACMO REL HOLDINGS, L.L.C.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

ANCHORAGE CAPITAL PARTNERS, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

February 14, 2018